Mail Stop 3561

March 30, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Hugh Redd
Chief Financial Officer
2941 Fairview Park Drive, Suite 100
Falls Church, Virginia 22042

   Re: General Dynamics Corporation
      Form 10-K for the year ended December 31, 2009
      Filed February 19, 2010
      File No. 001-03671

Dear Mr. Redd:

   We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the year ended December 31, 2009</u>

<u>Selected Financial Data, page 18</u>

1. We note your presentation of the line item "net cash (used) provided by discontinued operations" in the table of selected financial data. Please note that we do not believe that aggregating operating, investing, and financing cash flows from discontinued operations into a single line item is appropriate. Please revise future filings to separately present cash flows from discontinued operations by category, similar to the presentation within your statement of cash flows, or alternatively remove separate disclosure of any cash flows related to discontinued operations from your table of selected financial data.

Statements of Cash Flows, page 38

2. Reference is made to your presentation of sales/maturities of available-for-sale securities under cash flows from investing activities. Please note that cash flows from purchases, sales, and maturities of available-for-sale securities should be reported on a gross basis in the statement of cash flows. Refer to the guidance in FASB ASC 230-10-45-11.

Notes to the Financial Statements

– General

3. Please revise future filings to include disclosure in the notes to the financial statements of all accounting standards which have been issued but not yet adopted by the registrant unless the impact on its financial position and results of operations is not expected to be material to the Company. See guidance in SAB Topic 11:B.

Note A. Summary of Significant Accounting Policies

– Discontinued Operations, page 40

4. We note from your disclosure in your prior Form 10-K for the fiscal year ended December 31, 2008 that you entered into an agreement to sell your Combat Systems group's nitrocellulose operation in Spain and that the transaction was expected to close in the first quarter of 2009. In this regard, please note that you are required to disclose the following in the notes to the consolidated financial statements that cover a period in which a long-lived asset (disposal group) either has been sold or is classified as held for sale:
   ▪ a description of the facts and circumstances leading to the expected disposal(s) and the expected manner and timing of the disposal(s) and if not separately presented on the face of the balance sheet, the carrying amount(s) of the major classes of assets and liabilities included as part of a disposal group;

- the gain or loss recognized and the caption in the statement of earnings that includes that gain or loss;
- if applicable, amounts of revenue and pretax profit or loss reported in discontinued operations; and
- the segment in which the long-lived asset (disposal group) is reported

Please confirm your understanding in your next response to us and that you will comply with such disclosure requirements in future filings, as applicable. Refer to the guidance in FASB ASC 205-20-50-1.

Note B. Acquisitions, Intangible Assets and Goodwill, page 41

5. We note from your disclosure that in 2008 you acquired five businesses for an aggregate of approximately $3.2 billion. In light of the fact that it appears that these acquisitions were material in the aggregate, and it appears that the amount assigned to goodwill and intangible assets is significant in relation to the aggregate cost of these entities, we believe that you should provide for us, and disclose in future filings, the disclosures required by paragraph 52 of SFAS No. 141. Your response and revised disclosure should include detail of the amount assigned to each type of intangible asset by major asset class and the related useful life assigned to that asset, as well as the amount of goodwill acquired that is expected to be deductible for tax purposes. In this regard, we also do not believe that your current disclosure in Note B provides adequate detail of the types of intangible assets acquired and included on the balance sheet as of December 31, 2009 and 2008, or the useful life assigned to each of those major classes of intangible assets. Please revise future filings to provide this information in more detail.

6. Reference is made to footnote (a) to the table on page 43 relating to the changes in carrying amount of goodwill by reporting unit. We note that from your disclosure footnote (a) includes adjustments to preliminary assignments of fair value to net assets acquired. In this regard, please note that you are required to disclose the information outlined paragraph 6(a)-(c) of FASB ASC 805-10-50 if the initial accounting for a business in incomplete and the amounts recognized in the financial statements for the business combination have been determined provisionally. As part of your response, please provide us with the information as required by paragraph 6(a)-(c) of FASB ASC 805-10-50 for changes to the preliminary assignments made in fiscal 2008 and 2009 and revise your disclosure in future filings accordingly.

Note N. Commitments and Contingencies
– Litigation, page 49

7. We note from your disclosure in Note N that in regards to the termination of the A-12 program, it does not appear that you have recorded any reserve related to this potential liability as of December 31, 2009. In light of the court rulings during the year ended December 31, 2009, please tell us whether any amounts have been accrued for this litigation and if not, please explain to us why you do not believe a reserve is required.

Supplementary Data, page 66

8. We note from your disclosure on page 23 of MD&A that the Aerospace group's operating earnings were negatively impacted in 2009 by severance costs associated with workforce reduction activities. Please revise future filings to disclose the nature of any unusual or infrequent events, such as this severance expense, that materially affect the results of operations of any quarterly period presented in this disclosure. See Item 302(A)(3) of Regulation SK.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile
(703) 876-3264